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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
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                        NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                  1-13252
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(Check One):   Form 10-K        Form 20-F       Form 11-K
                     Form 10-Q      Form N-SAR               -----------------
                                                               CUSIP NUMBER
                                                                58155Q103
                                                             -----------------

               For Period Ended: March 31, 1999
               [   ] Transition Report on Form 10-K
               [   ] Transition Report on Form 20-F
               [ X ] Transition Report on Form 11-K
               [   ] Transition Report on Form 10-Q
               [   ] Transition Report on Form N-SAR
               For the Transition Period Ended:

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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: McKesson HBOC, Inc. Profit Sharing Investment Plan

Former Name if Applicable: HBO & Company Profit Sharing and Savings Plan


Address of Principal Executive Office (Street and Number): McKesson Plaza, One Post Street

City, State and Zip Code: San Francisco, CA 94104

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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x   (b)  The subject annual report, semi-annual report, transition report on
         Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

x   (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
         has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 11-K to be filed will relate to a short year for the HBO & Company Profit Sharing and Savings Plan (the "Plan") as a result of the merger of the Plan into the McKesson HBOC, Inc. Profit Sharing Investment Plan effective April 1, 1999. The Transition Report on Form 11-K for the period ended March 31, 1999 is unable to be filed by September 27, 1999, the due date for the filing with the Securities and Exchange Commission because the resources of McKesson HBOC, Inc. (the "Company") were dedicated to the Audit Committee review and financial restatement process, which was initiated following the discovery in late April 1999, of financial reporting issues at the Company's recently acquired Information Technology Business unit, formerly HBO & Co. This prevented the Company from finalizing the financial statements for the Plan as of and for the three month period ended March 31, 1999, by September 27, 1999. Consequently, the audit of the Plan's financial statements for such period was also not completed prior to September 27, 1999. Therefore, the filing of the Transition Report on Form 11-K for the period ended March 31, 1999, cannot be timely filed without unreasonable effort and expense in the absence of an extension.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Ivan D. Meyerson                 (415)                983-8319
               (Name)                   (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).      x Yes                                     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?           Yes                                   x No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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              McKesson HBOC, Inc. Profit Sharing Investment Plan
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 28, 1999                     By: /s/ Ivan D. Meyerson


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                                 EXHIBIT INDEX


    Exhibit             Description
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      1                 Accountant's Statement